Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•   Transcript of Comerica Incorporated’s (“Comerica”) presentation at the Deutsche Bank 2011 Global Financial Services Investor Conference on Wednesday, June 8, 2011.

Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling Bancshares, Inc. (“Sterling”), the proposed transaction with Sterling or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Matt O’Connor  - Deutsche Bank Securities - Analyst

Well, thanks everyone. We are ready to get started. Next up - Comerica. We have Beth Acton, CFO, and Paul Burdiss in Treasury, which is appreciated, because obviously some of the key drivers of Comerica is net interest margin, a very, very tough low rate environment for you, a lot of leverage to commercial lending. That is the area that, I think, will drive bank growth from here. And, obviously, a lot to talk about with the Sterling deal announced a couple of months ago. So Beth is going to give some opening remarks and then we’ll get into Q&A.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Thank you, Matt. A couple of housekeeping matters. We could be making forward-looking statements and having discussions today about forward-looking. I want to make sure you refer to the Safe Harbor statement on page two of the presentation that discusses factors that could cause future results to vary from expectations.  We also may reference non-GAAP measures in our discussion and we reconcile those measures in the presentation, as well as on our website, www.comerica.com.

So I wanted to just have — spend a few minutes summarizing on one slide, which you can find actually on page four of your presentation, some things about Comerica that I think crystallize where we are.

First, let me just make a general comment. We feel very good about where we are today and where we’re headed in the future. We are in what I call a very nice sweet spot of not being too small to be a major player, to have the products and services of a major institution that our customer needs. But not too big, because big is not necessarily as good as it used to be in terms of being a very large organization. So we are in a very nice sweet spot for the future.

And what I wanted to discuss are the six things you see on the slide here is, one, is we’ve had a consistent strategy. We are not an organization going forward that looks a lot different from the past. We’ve come through this business — this recession with our business model intact. We are not exiting businesses.  Our core geographies and businesses, as I said, are unchanged. We’ve done some fine tuning of that, but we have still the earning power capacity that we’ve had in the past. We haven’t had to make major changes because of issues in the past, which is I think a very positive statement.

We — the DNA of Comerica is very much driven on relationships. They are priority one. And these are building long-term enduring relationships. They’re not about the next quarter or even the next year; it’s about very long-term relationships. And we do that with very long tenured employees, who bring to those

Corporate Treasurers and CFOs a lot of flexibility, a lot of responsiveness, inherent in, again, the size bank that we are.

We also have developed over the years, expertise in many different specialized industries. Whether it be Technology and Life Science, our Financial Services Division, our dealer floor plan business, all of these which provide products and services and back-office support to make us one of just, in some cases, a handful of banks that are involved in those businesses.  So it’s not easy to just say tomorrow you want to be in that business if you’re another bank. It takes a lot of development of not only relationship officers, but the back office that goes with it. So we think that’s a very important differentiator for the bank as well.

We are well positioned for growth. We are the largest C&I lender as a percentage of total assets. We — certainly our balance sheet is structured for rising rates by virtue of the fact that 80% of our loans are floating-rate, and of those, 70% are related to LIBOR, predominantly one-month LIBOR.  And we have a Texas expansion with an improving economy. We saw loan growth in Texas in the first quarter of 6%. And this will be bolstered — our growth prospects for Texas with the pending Sterling acquisition, which we are expecting to close in the second quarter. So, being positioned in a more major way in Texas is an important aspect, given Texas continues to outperform the national average in terms of growth.

Capital, it is in the news a lot. We come from the capital position from a position of strength. And the quality of our capital is strong as well. A high — all of our Tier 1 is common equity. It supports future growth, but also supports capital deployment. And we announced back in the fourth quarter of last year certainly getting underway with doubling our dividend and with a share repurchase program underway.  So we are one of, among the best capitalized in our peer group. And, again, as new capital rules are defined, hopefully later this year, we will be able to approach that situation, again as I said, from a position of strength.

Strong credit management. We have gone through the cycle, and there is data in the presentation that show that we have had very good performance — credit performance relative to peers throughout this economic cycle. We have not turned on, turned off, turned on, turned off credit standards. And I think that has put us in very good stead to have credit performance that’s been materially better than many of our peers.

Lastly, on regulatory reform, we are not a big consumer bank, and as a result, we will be less impacted by, than other banks from regulatory reform, which seems very focused on the consumer side of things.

So in a nutshell, in summary, we believe we have a lot of key differentiators compared to many of our peers. We are in a position of strength in a lot of respects — liquidity, capital, credit quality. And that we are poised for the future in terms of supporting growth as we see C&I growth begin to come back.

So with that, I will go and sit next to Matt and have him fire questions away.

QUESTION AND ANSWER

Matt O’Connor  - Deutsche Bank Securities - Analyst

Great.  Thank you, Beth. I think I would like to start off on the Sterling acquisition. The market was clearly disappointed over the price. But I think almost everyone agreed that it made sense strategically, and also that it was very much in-line with your medium and longer-term objectives.

So I don’t want to focus so much on why you paid what you did, and I’d rather focus on what some of the opportunities might be that maybe collectively, the market is not focused on, whether it’s on the revenue side or the expense side, as you’ve gotten further into the kind of diligence process and getting to know them even better.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

The more time, actually, we spend with the Sterling folks post the announcement in January, the more positive we feel actually about the acquisition. The quality of people is very strong there. The quality of their focus on relationship development is very strong.  We have not had surprises in that process. And we have spent a lot of time over the last several months making sure we have defined for all the employees of the bank their roles in the future.  So that uncertainty related to jobs and where those folks are, there have been a lot of meetings internally with their folks on how we’re going to approach the market once the acquisition is complete, with customer events, customer communication, product training for the Sterling relationship managers.

Where we see opportunities are in a number of ways. The expense efficiency certainly is part of the equation here. Again, the revenue producers will be preserved because we want that marketing capacity in Houston.  There will be other efficiencies through reductions in staff-related people as well as back-office kinds of folks, IT, etc. So the expense efficiencies I feel very comfortable that we can achieve.

What we didn’t articulate and summarize at the time of the acquisition were revenue synergies. Really focused, when I say that, on noninterest income, because we didn’t have enough detail on their customer base to know. We’re still working on those, but we see without — I don’t have specific details to offer at this point — but we see a lot of opportunity in the noninterest income realm.

Treasury management services. Obviously, we have a much more well-developed set of products there than Sterling did. Anything to do with customers needing to hedge, whether it’s foreign-exchange or interest rate derivatives, those are things we can provide that they haven’t been able to provide in the past. The whole suite of wealth management products are something that we can provide again. So throughout the customer base there are ways to penetrate all of those with new noninterest income types of products.

And obviously, we will also be helping kind of reshape a typical community bank, which has more CRE exposure into more C&I. Getting into the small business and moving them up as well into kind of the lower middle market. So I would say the feeling about the transaction is even more positive today than when we announced it in January.

Matt O’Connor  - Deutsche Bank Securities - Analyst

And I realize you haven’t even closed the deal yet, but as you think about some of the fee revenue opportunities, should we expect to hear a little more detail on that in the next few months or might it take a little bit longer to —?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

I think — well, certainly at earnings time in July, I am going to give an update on the key items that we talked about in January in terms of expense efficiencies, restructuring expenses and a perspective on that.

But I am also going to be giving an outlook — we typically as you all know who know us, we give an outlook every — an update at every quarter for the balance of the year. I’m going to be talking — giving to you all an update on our perspective on the elements of how Sterling impacts our outlook.

So it will be an outlook for the second half of the year with some color and detail around the contribution and impacts from Sterling. So you’ll have a better sense of some of those things.

Some — on some of the NII opportunities in terms of revenue opportunities, I may not have — I’m not sure at this point what kind of color I will have. But that is something, clearly, we will be working very hard on.

Matt O’Connor  - Deutsche Bank Securities - Analyst

And clearly on an acquisition there’s always some pluses and minuses in terms of staffing levels. And competitors always like to say, oh, we steal this customer or these people. There has been a competitor that’s noted they’ve taken one of the Energy teams from Sterling. Maybe you can comment on that. And then usually there is some pluses as well, and maybe just address some of those pluses and minuses.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Okay.  In terms of personnel, let me just say, and I’ll speak to the specific one that Matt mentioned, but generally speaking, I would say we’ve been very pleased that there’s been very limited attrition in the Sterling ranks. And that’s very important to us because one of the elements of the purchase is, obviously, people and those relationships that they have with customers.

There was a group of five or six people in the Energy group that actually were planning to leave, in fact, before the announcement was even made. Their energy business at year-end was about $160 million. We have a $1.4 billion energy book. We are very able to handle that transition. There are some customers in common between them and between us. So this has not had an impact on us.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Okay, maybe shifting gears to loan growth. From a mix point of view you are very well positioned, given your concentration in commercial. And this is kind of a two-part question.  So the first part is you had kind of pockets of the overall portfolio that have caused a drag. And kind of each quarter it’s something a little bit different and it all makes sense in hindsight. Usually when we see it we’re like, oops, I wish I had known before.

So the first question though is, as we think about these pockets of drags, are there still meaningful drags from portions of CRE running off? And I think the mortgage warehouse business has just probably already gotten down to more normal levels. But, are there still pockets of drags that we’re seeing?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah, let me address that. In the first quarter, our loans were down on average from the fourth quarter, more than explained, frankly, by the decline in the Mortgage Banker Finance that Matt mentioned. Mortgage Banker Finance is where we’re lending — providing basically warehouse lending to mortgage lenders.

And so that, as you saw, also evidenced in the mortgage-backed securities market there were significant reduction in refinancing going on in the first quarter. So that business was down $0.5 billion. Excluding that, we actually would have had an increase in loans even with the 325 million runoff in real estate. So we had more C&I growth absent that line of business to more than offset the CRE runoff.

We did talk about — so that won’t recur. The mortgage banker financing, there’s typically one that was a big change in the overall macro thing, but secondly, typically in the first quarter the mortgage business is seasonally weaker.

So, it would be our expectation that we could see, certainly not a drag for Mortgage Banker Finance as we go through the balance of the year, but perhaps even a little lift because there tends to be a seasonal uptick in the second and third quarters for mortgage activity.

So we saw — we did see nice growth in Texas in the first quarter, 6% growth. We saw — and Energy was part of that, Energy was up as well.

Middle Market was up for the first time in many quarters. That was a positive development, because that’s almost one-third of our overall loan portfolio. Large Corporate was up as well. Technology and Life Science was up. So we saw in the first quarter more of our lines of business actually up in the quarter. That was a positive. Commitments were up and the pipeline were up.

So as we look forward to the balance of the year we will continue to have runoff in CRE. It’s difficult to know how much that will be. There has become more liquidity in the market for developers to get long-term final mortgage financing on a permanent basis.

We’ve been the construction lender and maybe a year or two of a mini-perm as they are called before they actually are taken out either an insurance company or a REIT. That liquidity has come back into the market, so we’re seeing some of those assets go off our balance sheet. And that will continue through the balance of the year.

The other thing that we talked about, which will have a — probably some impact in the second quarter and perhaps into the third a bit is related to our dealer floor plan business. As you all know, with Japan there are supply disruptions from the automotive manufacturers in Japan that could have a depressing effect on — a temporary depressing effect on our dealer floor plan business.

But normally, if you follow us and looked at our history, we typically have a seasonal decline in the third quarter related to dealer anyway. This is in a sense pulling it ahead a little into the fourth — into the second quarter, and I was pleased that last week Toyota mentioned that they will be back to 90% of their production levels by the end of June, which is substantially better than what they originally envisioned. So it’s hard to quantify what that impact is. It’s temporary, and it’s not atypical, certainly, to have a seasonal decline in the third quarter. It just brings it up to in the second.

But based on all the kind of momentum we saw in the fourth and the first quarter, we feel like the inflection point is thinking about the second half of the year in terms of overall loan growth in total in the quarters.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Just as we think about the Commercial Real Estate bucket of loans, appreciating the timing of runoff is tough to predict, but if we assume the liquidity levels are at current levels or even get better, but that maybe there’s not that much that comes in the front end, what level of loans do we maybe level out to?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

We had probably 1.2 billion of runoff last year in CRE. It had been our expectation that that could be a little less this year. And I think as we look into next year, certainly I see — should see a nice decline in that runoff.  Part of it depends on new originations, and as you mentioned, new originations, there’s not a lot of demand for new CRE projects. We are considering new projects, in fact, our pipeline on CRE was up in the first quarter.

We are seeing potential transactions in the multifamily space. So apartment buildings are an area where developers are interested. People are deciding to rent instead of buying. But that won’t offset, by any stretch, the run-off. So we will still see — how it relates to last year we’ll have to see, but it will still be runoff loans this year.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Just, lastly, on loans for the kind of pure commercial C&I, if we look at the weekly data that the Fed puts out it seems like there’s been some acceleration for the industry overall. Is that a pretty good proxy for your portfolio, just the plain commercial?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

You know, it’s interesting; everyone is very focused on this H8 data. And what worries me is it’s looking at this like weekly, right. And so there’s no comparison. If you go back — so you probably haven’t tracked this in the past necessarily with such detail that it seems like investors are focused on. So the concern about variability from week to week or month to month, the reality is that just happened. So, one, I would say — I wouldn’t over-analyze the weekly data.

But in the end, we are providing financing to customers who have working capital needs, which can fluctuate, who have — perhaps they might be making an acquisition, they might be making a capital expenditure program. Those can be very variable in month-to-month, week-to-week.

But I think the key thing for us is, again, the traction we started to get in the fourth quarter. The fourth quarter was the first time since the recession that we actually saw commitments up. When customers pay for commitments and they don’t need them they tend to reduce them because there’s a cost to them.  So as they cut headcount and as they cut capital spending, they were cutting bank commitments as well. So the fourth quarter of last year was the first quarter we saw commitments actually up. We saw them up again in the first quarter.

So I think those trends are indicative that customers are feeling more positive about things and they’re moving forward to get —maybe they’re not getting their commitments back to where they were before the recession, but they’re inching them up. And when those commitments then turn into borrowings - that’s always a difficult one to figure out the exact timing of.

But all those anecdotal things, as well as the actual numeric things, would indicate that we’re turning the corner. We haven’t quite gotten there yet in terms of C&I offsetting, if you will, the runoff of CRE, but we certainly were in a better position, excluding the Mortgage Banker Finance in the first quarter, with that kind of paradigm. But as I said earlier, I think that shift becomes really kind of second-half.

Matt O’Connor  - Deutsche Bank Securities - Analyst

So putting all these pluses and minuses together, period-end loans down a little bit in 2Q because of the auto dealer floor plan. And then 3Q, as you mentioned, the inflection as that drag reverses and some of the other positives continue.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah, I think we still — and, again, while you can read all the headlines in this instant world of information, we’ve had recently, as we do regularly, have customer events. I was not there, but talking with some of our executives that were both in California and Michigan recently, I would not say that the — and this was in the last couple of weeks — that the customers feel anything differently from three months ago. So still what I would characterize as a cautious optimism.

Matt O’Connor  - Deutsche Bank Securities - Analyst

So net interest margin. Obviously, a big driver for you guys given how important net interest income dollars are overall. I realize you don’t have a lot of stuff that prices off the long end, but the short end is not going up anytime soon. The long end is not helping. There is just no love on the rate side.  So what does this mean to your net interest margin which, frankly, has been very hard to predict, I think, for a lot of analysts and investors, and maybe a little challenging for you to predict as well, and a number of other banks, but Paul, how do you think about the margin trajectory from here given the rate environment?

Paul Burdiss, Executive Vice President and Treasurer

Sure. Let me start out with the kind of headline, net interest margin, right. There has been some volatility there. As you know, and as we have disclosed, that is due largely to the excess liquidity position, right. So excess liquidity detracted 14 basis points from the margin in the first quarter.

If you strip out excess liquidity and go back over the last couple — several quarters, you’ll see that our margin has actually been pretty stable in kind of that 3.40 range, right. So the $2.3 billion of excess liquidity did contribute, again, 14 basis points detraction on the margin, but remember, earning assets were higher because of the excess liquidity.

So the net result of that excess liquidity from an earnings perspective kind of nets to zero. And it’s really all about that headline margin.

Again, if you go back and strip out the excess liquidity — and we disclosed this in our financials — you’ll see in the last several quarters it’s been chopping sideways a bit, that 3.40 level.

Matt O’Connor  - Deutsche Bank Securities - Analyst

And from here, given the rate environment?

Paul Burdiss, Executive Vice President and Treasurer

Well we, as you know, are very sensitive to the short end of the curve, right. So as Beth said in her introductory remarks, 80% of our loans are variable rate, 70% of those are generally tied to LIBOR. There is generally one-month LIBOR.

We saw the repricing of a loan portfolio largely occur very quickly when interest rates fell. So when we think about all the things that have kind of run through the margin, we had an interest rate swap book that ran off. We had loans that repriced significantly, quickly down.

We had some longer-term, more maybe fixed-rate deposits that we put on in conjunction with the crisis — the financial crisis — that have now since run-off. So the effect on the margin was pretty quick. And so what you’re left with now is kind of the core operating bank, right.

So the things that are going to affect the net interest margin, absent rates — and as you have said, we are biased towards rising rates. Rising rates help us significantly from a net interest income perspective. But absent a change in the level of rates, the net interest margin will be impacted by changes in loan spreads or changes in deposit pricing.

So your outlook for loan spreads and deposit pricing will generally dictate the outlook for the net interest margin, again, barring other larger events such as a change in the absolute level of rates.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

And again, to reinforce what Paul said earlier, to the extent that deposits don’t continue to grow at the pace they have, and loans begin to turn around, and we have debt maturities this year as well, we would expect that excess liquidity to dissipate over time, which will help again the headline rate margin as well in that sense.

Matt O’Connor  - Deutsche Bank Securities - Analyst

So just putting it all together, in the very near term here, maybe not too much net impact or maybe even a little bit more on the downside versus upside, but the back half of the year as the loan growth improves a bit, and a little bit more drawing down of liquidity, a little more confident margin in the back half of the year, even if rates stay where they are here.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah.  Our expectation is that excess liquidity should be lower in the second half than the first half. But we’ll have to see the dynamics of really the interplay of deposits and loans. But our expectation is that we will see it dissipate over time.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Okay, then just, I guess, a conceptual or strategic question in terms of how you manage the balance sheet. From a outside point of view, and I don’t know what the right answer is, but like I see some banks that would normally be very asset sensitive, like yours, put on a lot of security to hedge that away or a carry trade, whatever you want to call it, and right now they are generating a lot of earnings and revenues from that.

You’ve chosen to have a much less levered balance sheet. I guess the question is, one, why? And then, two, if we just — if we start thinking that rates aren’t ever going to go back to what we thought was normal, do you start to kind of ease off that strategy and go a little more middle-of-the-road?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah, go ahead.

Paul Burdiss, Executive Vice President and Treasurer

The issue with excess liquidity is obviously something that every bank is dealing with. And, you’re right, every bank deals with it a little bit differently. But it is truly excess, right? Deposit growth has exceeded loan growth for some time. That’s resulted in this kind of generation of excess liquidity. But we don’t expect that to be long-lived.

And so from our perspective it doesn’t make a lot of sense for us to go out the curve, put on a lot of duration on the asset side of the balance sheet for what we see is a temporary position.

Clearly, if the world changes, and if my crystal ball becomes more clear, and I think that rates aren’t going to go up for a period of time, that’s something that we would have to consider. But given expectations as they stand, we are not comfortable putting on a lot of, again, long-duration assets for what we believe is a temporary position.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

And I would make an additional thing. We will be, in connection with the Sterling acquisition, they have an investment portfolio as well that’s about 1.5 billion in size; ours is about 6.5 billion. So we don’t have a plan to change that in any significance, the combination of the two.

So we’ll be a little higher percentage of assets in securities after the acquisition than before. So in some sense — so that’s also in our minds when we’re thinking about using some of the excess liquidity in connection with whether we want to go out the curve on that, especially, as Paul said, at rates — at these low rates we think it doesn’t make sense.

Matt O’Connor  - Deutsche Bank Securities - Analyst

And then maybe to come at it from more — come at it from more positive point of view, if we do start to get rising rates next year — let’s just even hope for a 25 or 50 basis point increase — but you will probably have some loans — I know you have some loans at floors. Let’s assume —

Paul Burdiss, Executive Vice President and Treasurer

But not a lot. Less than 10% of our portfolio has got floors attached to it. So, yes, there’s some small effect, but it is not enormous.

Matt O’Connor  - Deutsche Bank Securities - Analyst

So the short end goes up by 25, 50 BP, let’s assume the mid- and long-term doesn’t do anything. How much of that falls to your bottom line?

Paul Burdiss, Executive Vice President and Treasurer

Well, you’ll have to, I guess, interpolate from our disclosure, which is for a 200 basis point rise over the course of the year point-to-point, 100 basis points on average, we see net interest income going up by $100 million.

So I’ll leave the interpolation to you, but a lot of it does fall to the bottom line, because we are so oriented towards LIBOR on the asset side. And again, there’s a lot of deposits funding that on the liability side. We expect that deposit repricing is going to be slower than the asset repricing, which is what is generating the mismatch.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Since you don’t have a lot of loans at floor that should be relatively linear to your disclosures.

Paul Burdiss, Executive Vice President and Treasurer

Well, there’s two things. There’s loans to floors and then there’s the potential for kind of negative convexity as it relates to the investment portfolio. So when you’re thinking about the — whether or not the relationship between rates and income is linear, those are two kind of key and critical factors. Deposit pricing is also a big variable, right. Generally saying, it’s generally linear.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

And those things are factored — that Paul just described — are factored in the sensitivity analysis that we do in our disclosures.

Matt O’Connor  - Deutsche Bank Securities - Analyst

OK. Switching gears to expenses. I’ve been asking a lot of banks if revenue doesn’t come in, what can they do on the expense side, and why aren’t banks collectively being more disciplined. It’s not really fair to ask you that question.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Thank you.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Your expenses have behaved very, very well for several years here. But I’ll ask it anyway.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah.  Sure.

Matt O’Connor  - Deutsche Bank Securities - Analyst

If loans just don’t grow and there’s always some pockets that’s kind of bleeding it down for you, for the industry, and these rates just sit here, and next year we’re having the exact same back-and-forth, which would be very easy to prepare for, but not fun, what else can you do on the expense side?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yeah, and a little background just to reinforce what Matt said, before I go into how we think about it is, if you look at Comerica’s absolute level of expenses the last four or five years, it’s pretty flat. And I think that’s a pretty darn good achievement in connection with we pay merit increases to our employees. And there are other costs that have gone up for us, as well as the industry, whether it’s FDIC and other regulatory kinds of costs that go with it.

So the reason we’ve been able to do that is, since the end of ‘07 to the end of ‘10 we took out 17% of our headcount. 60% of our expenses are people. And so to the extent that’s the key driver of what you can do to really impact the bottom line.

So we’ve been able to give merit increases to the remainder, but we’ve taken out, as I said, 17% of the headcount from the end of ‘07 to the end of ‘10. We have done that, really focused on back-office functions, staff functions. There’s been very little impact on the revenue producers. So that when revenue begins to come back, we will not have to add people. We have capacity to service customers and without making — without adding people. So that will be a positive from an operating leverage standpoint as we move forward.

If we were into a very slow or back into a double dip scenario — I mean, that has come back in the media, right, the last week or two — I think we’d have to revisit the people equation, because in the end it’s most of the expense side.  There are a lot of other items on the expense category, whether it’s FDIC insurance or other categories that are either small and you can’t do a lot about or that we — are there regulatory or other reasons, so we’d have to revisit the people side.

We’ve obviously been very aggressive in doing that the last few years, and I think we’d have to seriously look at that again. It’s not something we want to do though, because in the end to the extent we think this is around the corner, we don’t want to impact the marketing capacity of the bank. So, and we also don’t want to be cutting into the bone. And so we would seriously look at that, but we’d want to do it with a very important eye to the future.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Let’s take questions from the audience. Just raise your hand and we’ll get you a mic.

Unidentified Audience Member

Hey guys.  Beth, I perceive you as a relatively cautious CFO, and that’s a compliment.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Thank you.

Unidentified Audience Member

I am not a cheerleader. I hear you say loans inflect twice in the conversation there — and my ears piqued — loans inflect in the second half. I’m assuming you mean ex Sterling, first of all.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Yes.

Unidentified Audience Member

Okay.  And then could you tell us just what gives you that confidence, being that you’re a cautious person, to call that inflection in the second half in total loans? Thank you.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

It’s really the momentum that — again, it’s not a groundswell, but the momentum that started building, as I mentioned, in the fourth quarter with commitments finally up for the first time in many quarters, the pipeline up. What we call commitments to commit was up quite significantly in the first quarter. And the commitments to commit, if you’re not familiar with that [unintelligible] concept, is where you have agreed with a customer on basically the amount of the facility and the tenor and the pricing, but you’re in the documentation phase.

So, again, that was up significantly in the first quarter. Those don’t turn into loans immediately. You have to finish the documentation and there could be a quarter or two before the actual borrowings may happen.

So it’s really all the anecdotes and the actual data that tell us at least it feels like we’re turning the corner. But it’s a slow turn around the corner.

Unidentified Audience Member

Okay, that’s fair. And then the other elephant in the room for me is 10 years ago Comerica bought Imperial to fill the Southern California footprint, right. And I know it is a unique property, Sterling, but we’ve filled all the major markets in Texas now. So I’m trying to get comfort that, especially given where the currency is, right, we have to be cognizant of that, that do you think — are you happy with the footprint? Are all your major markets filled in Texas? And does that — is it likely — is it okay to infer from that that you guys are less likely to do a large transaction in the near term?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

First of all, we are very focused on obviously completing the Sterling acquisition. It’s very important to us to demonstrate to investors that we have made a really good acquisition, and that we are able to execute it very well.

I am totally confident that we can, and I think we will end up looking back on this in a few years and say, wow, this has really produced a lot of good things, and I’m really comfortable that we’re headed in the right direction with Sterling, and that it is an important contributor to our presence in Texas in a market — of all of our major markets the one that is growing the fastest on a relative basis compared to the national average.

So first and foremost is get that deal done and get it integrated. We said the fourth quarter is when the systems integration will happen. And unique opportunities like a Sterling don’t come along very often, and so it would not be in my expectation that something is going to come along very often.

So, but we would have — you just can’t predict these things, Peter. In the end, Sterling was a bank that we have known for a number of years, had been interested in. Obviously, they weren’t for sale until the fourth quarter, and so it came along and it was perfect from our vantage point, having moved the headquarters to Dallas four years ago. There are more Fortune 1000 companies in Texas than any other state, and we think we can leverage that commercial lending DNA that we’ve had for so many years.

So, as I said, this property, this Sterling property was very unique. It provided a big fill-in, and I think those opportunities just don’t come along very often.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Beth, you’ve always run with a lot more capital than what’s required. There’s obviously a lot of debate on what’s [going to be] required for the biggest banks. And you’re sitting here with probably a cushion over whatever cushion there will be on top of the cushion. So would you consider bringing it down more? I think you’re around 10% Tier 1 common. You might need to settle around 7.5, 8, 8.5. So how do you think about what kind of capital levels you want to run, and if the requirements really matter and this is what you’re comfortable with?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

I will let Paul address that, and I’ll chime in if I have anything else.

Paul Burdiss, Executive Vice President and Treasurer

Well, you’re right, Matt, in that we don’t know what the rules are going to be, right?  And frankly, until we have a lot more certainty around the rules, it’s going to be very hard for us to make a pronouncement on where we think our capital should be.

A lot of things are going to come out of that. It’s the absolute level of capital, the minimum and any sort of buffer that may add on top of that. Then there is the kind of the SIFI, G-SIFI, how does a $55 billion bank work into that?  We are hopeful, and we’ve heard some noise out of Washington that would indicate that there will be a graduated scale, as you know. And so, but it’s still unclear to us exactly how that will come out.

The other piece will be the composition of capital. We don’t know — there are potentially bail-in type capital, which is kind of yet to be invented. There is perpetual preferred, which could be part of a capital structure and, of course, Comerica, as you know, has been managing to and reporting Tier 1 common for 10 years.

So without knowing kind of all those pieces it’s very difficult for me to answer that with a lot of specificity, other than to say that historically Comerica has actively managed our capital base. We have been transparent with respect to what our capital range — operating range has been.  Historically we have had an operating range based on Tier 1 common of about 100 basis points, 6.50 to 7.50, kind of in that ballpark. We don’t think, necessarily, that that is going to carry the day in the future, but we don’t know where those numbers are going to be.

So I can’t give you a lot of specifics, other than to say that we will be transparent when more information becomes available. We will be transparent. And we will manage our capital actively, and we will get to where we need to be as allowed by the new regulatory rules.

Matt O’Connor  - Deutsche Bank Securities - Analyst

So just as of yesterday, the talk about buffer from the Fed was 50 to 300 basis points above 7.  If you believe this graduated scale, which makes a lot of sense, I’ll believe it. That would imply 7.5% for you. If that’s the case, and I know we don’t know, but if that proves to be the case, how would you think about what you’d be comfortable running?

Paul Burdiss, Executive Vice President and Treasurer

Well, then there’s the composition of capital aspect. How much of that can be common? And if that’s a 7.5 Tier 1 common, I guess, that sort of answers that question. But then there’s also a Tier 1 capital minimum, which may or may not be part of those pronouncements, right? So it’s very hard to answer.

The other issue is because there’s a minimum and then buffers and then buffers on buffers, we don’t know necessarily what the penalty may be for falling below any specific kind of level of buffer, and the result of that is it makes it very hard for us then to even speculate on how closely we will run that capital to the minimum, which I think is kind of what you’re getting at. Without knowing the penalties associated with violating that, it is very hard to speculate on how closely we would run our numbers.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Other questions in the audience?  [unintelligible]

Unidentified Audience Member

Can you talk about what this Sterling acquisition does to your capital? And now that we are getting closer to the closing, how are your marks that you prepared on the announcement of the deal, how do they compare with what you’re actually seeing today?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Because the deal was an all stock deal there is very limited impact on our Tier 1 ratios, so basically we still have very strong capital ratios.

The other question you asked related to the credit marks, which we announced in January, we’re about 12%. We went through a very detailed process. Even though due diligence is a very short — relatively short period of time, we went through a very high percentage of the watch list, including the nonperformers, and re-underwrote those.

Sterling has very automated electronic credit files that are — we sent a very senior team in of our work-out people, but also very senior credit officers as well to, in essence, re-underwrite the problem assets.

In addition, we went through a significant portion of the, what are called past credits, the non-troubled credits, and re-underwrote those as well. And so we’re very comfortable that we went through a very detailed process at the time.  And in addition, we had third-party input looking over our shoulders to see relative to what they’ve done elsewhere that it made sense. And so I don’t expect an impact of significance related to the actual marks that we take.

Matt O’Connor  - Deutsche Bank Securities - Analyst

Well, I think we are out of time. Beth, Paul, thank you very much.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Thank you. I appreciate your interest, and coming.